VIA EDGAR

September 26, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Kevin Stertzel
Claire Erlanger
Gregory Herbers
Jay Ingram

Re:	HUHUTECH International Group Inc.
File No. 333-270958
Registration Statement on Form F-1 as amended

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Craft Capital Management LLC, as representative of the underwriters, hereby joins HUHUTECH International Group Inc. in requesting acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Time, on September 30, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the preliminary prospectus dated September 9, 2024, to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Craft Capital Management LLC

By:	/s/ Stephen Kiront
Name:	Stephen Kiront
Title:	Co-Founder and Chief Operating Officer